June 8, 2010

H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Via Facsimile AND EDGAR

Re:           Advance Auto Parts, Inc.

Dear Mr. Owings,

This letter sets forth the response of Advance Auto Parts, Inc. (the “Company”) to the comment letter, dated May 24, 2010, of the staff of the Division of Corporation Finance (the “Staff”) to the Form 10-K for the fiscal year ended January 2, 2010 filed on March 2, 2010 (the “Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed on April 9, 2010 (the “2010 Proxy Statement”).  In order to ease your review, we have repeated each comment in its entirety.

Form 10-K for the Fiscal Year Ended January 2, 2010

Exhibit Index

1.
We note that you have filed several agreements as material contracts under Item 601(b)(10) of Regulation S-K, however, it does not appear that you have filed complete copies of such agreements, including all exhibits, schedules and attachments.  Specifically, it does not appear that you have filed complete copies of your Credit Agreement dated as of October 5, 2006 or your Term Loan Credit Agreement dated as of December 4, 2007.  With your next current or periodic report, please file complete copies of these agreements, including all exhibits, appendices, attachments and schedules to these agreements or advise why you are not required to file these documents.  Also please note that it appears that the footnote (11) you reference with respect to the Credit Agreement dated as of October 5, 2006 should be revised to refer to footnote (10).

Response:   The Company will identify and file complete copies of its Credit Agreement dated as of October 5, 2006 and its Term Loan Credit Agreement dated as of December 4, 2007, including all exhibits, appendices, attachments and schedules thereto, as exhibits to the Company’s Form 10-Q for the second quarter of its fiscal year 2010.  In addition, in future filings the Company will comply with the filing requirements of Item 601(b)(10) of Regulation S-K, including the requirement to file all exhibits, schedules and attachments to material contracts.  The Company will also correct the footnote reference for the Credit Agreement dated as of October 5, 2006 in future filings.

H. Christopher Owings
United States Securities and Exchange Commission
June 8, 2010

Definitive Proxy Statement on Schedule 14A

Related Party Transactions, page 12

2.
Please expand your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions.  We note your discussion on page 12 that your directors and officers fill out an annual questionnaire and are required to report related party transactions, but you do not describe how those questionnaires and/or reports are reviewed, approved or ratified or how you otherwise go about considering such transactions for approval.  Refer to Item 404(b) of Regulation S-K.

Response:  In light of the Staff’s comments, in future filings the Company proposes to provide additional specificity regarding the process for reviewing and approving related party transactions.  Below, we have provided an example of the type of this supplemental disclosure:

“Pursuant to our Code of Ethics and Business Conduct, officers and directors are required to disclose to the Chair of the Nominating and Corporate Governance Committee of the Board or to our general counsel any transaction or relationship that may create an actual or perceived conflict of interest.  Our general counsel’s office reviews such transaction or relationship and advises the Chair of the Nominating and Corporate Governance Committee in the event that such transaction or relationship is determined to be a related party transaction.  In addition, our Guidelines on Significant Governance Issues require directors to disclose to the Board (or Audit Committee) any interest that he or she has in any contract or transaction that is being considered by the Board (or Audit Committee) for approval.  After making such a disclosure and responding to any questions the Board may have, the interested director is expected to abstain from voting on the matter and leave the meeting while the remaining directors discuss and vote on such matter.  On an annual basis, each director and executive officer is also obligated to complete a Director and Officer Questionnaire which requires disclosure of any transactions with the Company in which the director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest.  The annual Director and Officer Questionnaire is prepared and distributed by our general counsel’s office, and each director or executive officer returns the completed questionnaire to the general counsel’s office for review.   Upon learning that a related party transaction may exist, the general counsel’s office undertakes further investigation of the matter, which would include discussing the matter with the affected director or executive officer, and making a final determination of the existence of a related party transaction.  Any related party transactions are then be reported to and reviewed by the Nominating and Corporate Governance Committee as part of its consideration of whether a nominee may be considered independent.  The Nominating and Corporate Governance Committee reports its conclusions and recommendations to the Board for its consideration.”

H. Christopher Owings
United States Securities and Exchange Commission
June 8, 2010

Compensation Discussion and Analysis, page 16

Annual Incentive Plan, page 19

3.
We note your indication on page 19 that “our chief executive officer had an incentive target of 200 percent of base salary and other named executive officers had incentive targets of 75, 80 or 90 percent of base salary.”  Please revise to disclose the specific incentive target assigned to each named executive officer.

Response: In the “2009 Grants of Plan-Based Awards Table” on page 28 of the 2010 Proxy Statement, the Company has provided the specific dollar amounts of the 2009 annual incentive targets for each of the named executive officers in the “non-equity incentive plan awards” column.  However, as set forth below, in future filings the Company proposes to provide additional specificity in the textual discussion of the annual incentive targets in the Compensation Discussion and Analysis section entitled “Annual Incentive Plan” by supplementing the disclosure.  Below, we have provided an example based on fiscal 2009 of this supplemental disclosure:

“For 2009, individual targets as a percent of salary for our named executive officers were as follows: Mr. Jackson--200 percent; Mr. Norona--80 percent, Mr. Wade--90 percent, Ms. Kozikowski--75 percent and Mr. Freeland—90 percent.”

4.
We note your statement on page 21 that “[t]he Committee decided to exercise its discretion to adjust the earned incentive awards downward from the maximum 200 percent of target…” and that the annual incentive plan payouts “ranged from 128 percent to 141 percent….”  Please expand to specifically describe how each executive officer’s adjusted award was determined.  We note your statement that “[i]n determining actual bonuses, the Committee also took into account each executive officer’s individual performance…” but this does not clarify the specific individual performance factors considered in adjusting the amounts.

Response:  In response to the Staff’s comment, in future filings and to the extent applicable, the Company would propose to clarify the disclosure regarding specific individual performance factors considered in adjusting the amounts of the named executive officers’ annual incentive plan payout amounts by providing additional disclosure.  An example of this disclosure is set forth below:

“The individual performance factors considered by the Committee when exercising its discretion to adjust downward the amount of the 2009 annual incentive payments for named executive officers included five performance measures for each named executive officer.   All named executive officers were evaluated based on the Company’s performance in the following areas: average sales growth per store, sales per square foot, sales per labor hour, and customer and employee satisfaction scores as measured by an independent third party.  Economic Profit Added was also a performance measure for Messrs. Jackson and Norona.

H. Christopher Owings
United States Securities and Exchange Commission
June 8, 2010

Operating income was an additional measure for Mr. Wade and Ms. Kozikowski.  Mr. Freeland’s performance factors included a measure of improvement in gross margin.  Each performance measure has specific achievement levels, directly linked to the Company’s financial plan, which are reviewed and approved by the Committee each year.”

Long-Term Incentive Compensation, page 21

5.
In the second paragraph of this discussion, you state that EPA performance will be assessed for the 2010 through 2012 fiscal years relative to a defined peer group but the following paragraph indicates that such performance will be assessed during fiscal 2009 through 2011.  These statements appear to conflict.  Please revise or advise.  We may have further comment assuming 2009 was the first fiscal year that EPA performance was assessed.

Response:  While we understand the Staff’s comment and propose clarifying the disclosure as set forth below, we believe the information reported on page 21 of the 2010 Proxy Statement pertaining to long-term incentive compensation is correct.  The second through fourth paragraphs of the section entitled “Long Term Incentive Compensation” discuss two separate grants: (i) grants made in November 2008 to which EPA performance measured in fiscal years 2009 through 2011 is applicable and (ii) grants made in December 2009 to which EPA performance in fiscal years 2010 through 2012 is applicable.  In the second paragraph, we tried to explain the distinctions between the performance measures used for the two different three-year, long-term performance periods.  The long-term incentive grants awarded in November 2008 grants and Ms. Kozikowski’s June 2009 grant continue to have performance-based vesting based on EPA performance for fiscal years 2009-2011, while the awards made in December 2009 will be measured by EPA performance during the fiscal years 2010 through 2012.

In light of the Staff’s comment, we commit to improve the clarity of the disclosures.   The following is an example of how we propose to revise and reorder the second and third paragraphs of the Long-Term Incentive Compensation section of the Compensation Discussion and Analysis in future filings:

“For long-term incentive grants made in December 2009, 75 percent of the target award amount of SARs and restricted stock vests in three approximately equal annual installments on the first three anniversaries of the date of grant, subject to the named executive officer’s continued employment.   The remaining 25 percent of the target award will be earned based on our Economic Profit Added (“EPA”) performance relative to a defined peer group during the three-year performance period of fiscal years 2010 through 2012.  The performance-based portion of each award granted in December 2009 may be exercised or issued as of March 1, 2013, following certification by the Committee of the EPA growth rates of the Company and peer group companies during the three-year performance period.

H. Christopher Owings
United States Securities and Exchange Commission
June 8, 2010

We introduced performance-based vesting into our long-term incentive program in 2008.  EPA was adopted as the performance measure because we believe it is the measure most strongly aligned with the creation of long-term stockholder value.  For purposes of this program, EPA is defined as operating profit after taxes, reduced by cost of capital during the three-year performance period.  Grants of performance-based SARs and restricted stack made in November 2008 will be earned based on our absolute EPA performance during fiscal years 2009 through 2011.   For grants made in December 2009, management recommended and the Committee approved a slight change to the way EPA performance is measured.  Instead of focusing on absolute EPA performance, for the fiscal 2010 through 2012 performance period we will focus on our EPA growth rate as compared to the EPA growth rate of our peer group.  We believe this shift from EPA performance goals to a measure of EPA performance relative to our peer group aligns with our goal of growing stockholder value.  However, a minimum absolute value of EPA performance for fiscal 2010 through fiscal 2012 must be achieved for any performance-based award to be earned for the grants made in December 2009.  The peer group for purposes of measuring our relative EPA performance is the same as the peer group defined in the “Setting Executive Compensation” section of this 2010 Proxy Statement.”

Alignment with Stockholder Interests, page 25

6.
We note your disclosure in response to Item 402(s) of Regulation S-K where you indicate that none of your compensation programs “would be reasonably likely to have a materially adverse effect on the Company.”  Please describe the process you undertook to reach this conclusion.

Response:  The Compensation Discussion and Analysis in our 2010 Proxy Statement contains explanations of the roles, philosophy and details of the compensation mix of our named executive officers.  This information provides evidence that our performance-based compensation program closely aligns the interests of our named executive officers with those of our stockholders.  Company management develops recommendations for annual and long-term incentive plan measures and performance scales every year as part of the annual planning process. The Compensation Committee, with the guidance and assistance of its independent compensation consultant, reviews and approves compensation components for all named executive officers and other senior executives.  All other company bonus plans are linked to financial or operating measures.  Regular management reviews and audits are conducted quarterly to ensure short-term incentives are appropriately linked to business outcomes, and the results of the audits are regularly reported to the Compensation Committee.

H. Christopher Owings
United States Securities and Exchange Commission
June 8, 2010

Summary Compensation Table, page 26

7.
We note that the total compensation paid to each of your named executive officers in 2009 significantly decreased from 2008 as a result of a significant reduction in the grant date fair value of the stock awards granted in the respective years.  It does not appear that you address the factors behind this reduction in your long-term incentive disclosure or otherwise.  Please provide us with revised disclosure addressing this reduction.  Refer to Item 402(b)(2)(ix) of Regulation S-K.

Response:  The higher equity grant values in 2008 as compared to 2009 are attributable primarily to non-recurring grants to several executives upon their hire in 2008 and a lower number of grants to one executive in 2009 versus 2008 due to a change in the annual long-term incentive grant cycle.  Footnotes (b), (c), (d) and (f) to the  “Outstanding Equity Awards at 2009 Fiscal Year-End Table” provide detailed disclosures regarding the non-recurring grants to certain named executive officers at the time of their hiring. In an attempt to provide further clarity, in future filings and to the extent applicable, the Company would propose to add a new footnote (l) to the “Total” column of the Summary Compensation as follows:

“(l)  The Total Compensation for 2009 for Messrs. Jackson, Norona, Wade, and Freeland decreased significantly from 2008 due to the higher value of equity grants awarded in 2008 as compared to 2009, attributable primarily to non-recurring grants made to Messrs. Jackson, Norona and Freeland upon their hire in 2008 and the lower number of grants made to Mr. Wade in 2009 versus 2008 due to a change in the Company’s annual long-term incentive grant cycle, which is described in our 2009 Proxy Statement.  See the “2009 Grants of Plan-Based Awards Table” and the “Outstanding Equity Awards at 2009 Year-End Table” for additional information regarding the Stock and Option or SAR awards.”

Conclusion

As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

H. Christopher Owings
United States Securities and Exchange Commission
June 8, 2010

Thank you for your attention to the Company’s response to your comments.  Should you have any questions or comments with respect to this filing, please call me at (540) 561-6459 or fax at (952) 715-5088.

Sincerely,

/s/ Michael A. Norona

Michael A. Norona

cc:           Mara L. Ransom (Securities and Exchange Commission)
                Christina Melendi (Bingham McCutchen LLP)